SYLA Authorizes ¥200.0 Million ($1,385,000) ADS Repurchase Program

TOKYO, JAPAN – July 6, 2023 – SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, today announced that its Board of Directors has authorized a repurchase program (the “Program”) pursuant to which it may repurchase up to ¥200.0 million ($1,385,000) of its American Depositary Shares (“ADSs”), each ADS representing one one-hundredth of a common share of the Company.

The Board of Directors approved the Program as follows:

Total amount of ADSs to be repurchased: ¥200.0 million (JPY) ($1,385,000) (maximum limit).

Repurchase Period: One year from the resolution on this matter at the Board of Directors Meeting of the Company on July 6th, 2023 JST (excluding the blackout period as defined in the Insider Trading Policy).

Method of Acquisition: On-the-market purchase on NASDAQ or equivalent method.

Acquisition Price: Market price on NASDAQ or equivalent price.

“We are happy to announce our decision to implement an ADS repurchase program, which reflects our commitment to enhancing shareholder value, and reinforces our confidence in the long-term corporate and growth strategies,” said SYLA’s Chairman, Founder, and CEO Hiroyuki Sugimoto. “By undertaking a scaled repurchase of our ADSs, we signal to the market our belief in the strength of SYLA, the current and future value that these ADSs hold, and the prospects of our current endeavors. We believe that prudent and measured capital allocation early on in a company’s public market journey lays the foundation for the optimization of our capital structure, and solidifies our ability to pursue further organic and inorganic growth measures. We are confident this decision will exemplify our commitment to steady and foreseeable returns as we remain dedicated to the maximization of shareholder value.”

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, our company consists of SYLA Technologies Co., Ltd. and its consolidated subsidiaries (SYLA Co., Ltd., SYLA Solar Co., Ltd., SYLA Brain Co., Ltd., and SYLA Biotech Co., Ltd.). The Company owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. Their mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. They are engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on April 18, 2023.

Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

Gateway Group, Inc.

John Yi and Thomas Thayer

SYLA@gatewayir.com

Tel +1 (949) 574-3860